Exhibit 99.1

Inspira™ Technologies Announces First Quarter 2022 Financial Results

As of March 31, 2022, the Company had $21.7 million in cash

May 19, 2022

Ra’anana, Israel– Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today its financial results for the first quarter ended March 31, 2022.

Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies, stated: “The Company continues to be focused on meeting schedules in 2022 for its major milestones, which include revealing a new technology designed for utilization in the ART™ system. Inspira will also continue to drive towards strategic agreements and reach advanced stages of verification and validation (V&V) for the U.S. Food and Drug Administration (the “FDA”) Class II submission for the ECLS System in the first half of 2023. The Company is working with suppliers and manufacturers to meet lead times and managed risks experienced in the global supply chain.”

Highlights:

➢	January 9, 2022 - Professor Daniel Brodie, the President-Elect of the International Extracorporeal Organization (ELSO) and Director of Critical Care from New York Columbia – Presbyterian Hospital, joined Inspira Technologies’ Advisory Board.

➢	January 28, 2022 - Inspira Technologies listed an FDA Class I 510(k) exempt component of the ART system.

➢	January 31, 2022 - Inspira Technologies signed a Strategic Agreement in the U.S. to target $212 Million for Inspira Technologies over a 7-Year period, subject to regulatory approvals. The agreement is with U.S. based Glo-Med Networks for the potential deployment of 2,121 ART systems in 6 states in the United States.

➢	February 3, 2022 - Inspira Technologies appointed an expert in the field of artificial lung as its New Chief Technology Officer (CTO) –Daniella Yeheskely-Hayon, Ph.D.

➢	February 27, 2022 - Inspira Technologies announced that it was awarded with the 2021 Frost & Sullivan Best Practices Technology Innovation Leadership Award.

➢	April 6, 2022 - Inspira Technologies announced a Deployment Agreement in the Israeli Market to potentially target $15 Million. The agreement is for a 7-year period, and is subject to regulatory approval.

Financial Results for the Three Months Ended March 31, 2022

Research and development expenses for the three months ended March 31, 2022, were $1.5 million, compared to $0.6 million for the corresponding period in 2021. The increase is a result of the Company’s recruitment of specialized manpower and expanded development of its activities and operations.

Marketing expenses for the three months ended March 31, 2022, were $472,000, compared to $130,000 for the corresponding period in 2021. The increase is due to the Company’s increase in marketing expenses due to an increase in payroll and share-based compensation expenses. Marketing activities commenced in the first quarter of 2021 and became more intensive with the Company’s need to create brand awareness and explore go-to-market capabilities.

General and administrative (G&A) expenses for the three months ended March 31, 2022 were $1.5 million, compared to $0.8 million for the corresponding period in 2021. The increase resulted primarily from an increase in payroll and related expenses, as well as an increase in costs associated with the Company’s status as a publicly-traded company, following its initial public offering (IPO) on Nasdaq in July 2021, the increase in existing and new expenses included professional fees, director fees, and directors’ and officers’ insurance costs.

Finance income for the three months ended March 31, 2022, was $2.1 million compared to expenses in the amount of $5.6 million for the corresponding period in 2021. The increase in financial expenses or income was due to the calculation of the fair value of the Company’s financial equity liabilities to pre-IPO and IPO investors.

Net loss for the three months ended March 31, 2022, was $1.3 million, compared to a net loss of $7.2 million for the three months ended March 31, 2021.

Balance Sheet highlights

Cash, cash equivalents, and short-term bank deposits were $21.7 million as of March 31, 2022, compared to $23.7 million as of December 31, 2022.

Financial liabilities at fair value totaled $1.4 million as of March 31, 2022, compared to $3.2 million as of December 31, 2021. The financial liabilities represent the fair value of the Company’s equity liabilities to pre-IPO and IPO investors.

As of March 31, 2022, shareholders’ equity totaled $19.8 million, compared to shareholders’ equity totaling $20.3 million as of December 31, 2021.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (ART), designed to rebalance patient oxygen saturation levels. The Company’s ART technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website:
https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

➢	This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses meeting milestones in 2022 and the timing for such milestones, the submission of the ART system in the second quarter of 2023, a strategic agreement in the U.S. for the potential deployment of 2,121 ART systems in 6 states of the United States and the targeted amount that may be derived under the agreement over a 7-year period, subject to regulatory approvals, and a deployment agreement for a 7-year period in the Israeli market and the targeted amount to be derived under the agreement, subject to regulatory approval. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654 msegal@ms-ir.com

MRK-ARS-025

Copyright © 2018-2022 Inspira Technologies OXY B.H.N. LTD., All rights reserved.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

	March 31,	December 31,
	2022	2021

ASSETS
Current Assets:
Cash and cash equivalents	21,756	23,749
Other accounts receivable	433	639
Restricted cash	78	120
Total current assets	22,267	24,508

Non-Current Assets:
Right of use assets, net	1,169	1,160
Property, plant and equipment, net	227	202
Total non-current assets	1,396	1,362
Total Assets	23,663	25,870

	March 31,	December 31,
	2022	2021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payables	137	93
Other accounts payable	794	725
Lease liabilities	323	281
Financial Liabilities at Fair Value	1,426	3,215
Total current liabilities	2,680	4,314

Non-Current Liabilities:
Lease liabilities	871	900
Loan from the Israeli Innovation Authority	309	302
Total non- current liabilities	1,180	1,202

Shareholders’ Equity:
Share capital and premium	50,189	48,935
Foreign exchange reserve	(215)	210
Accumulated deficit	(30,171)	(28,791)
Total equity	19,803	20,354
Total Liabilities and Shareholders’ Equity	23,663	25,870

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(US dollars in thousands)

	For the Three-Month Period Ended March 30,		For the Year Ended December 31,
	2022	2021	2021

Research and development expenses	1,560	667	3,909
Marketing expenses	472	130	1,951
General and administrative expenses	1,544	821	7,572
Operating loss	3,576	1,618	13,432
Finance expenses (income)	(2,196)	5,673	3,523
Loss (profit) before tax	1,380	7,291	16,955
Taxes on income
Loss (profit) for the period	1,380	7,291	16,955
Other comprehensive loss (profit), net of tax:
Items that will not be reclassified to profit or loss:
Exchange profits(losses) arising on translation to presentation currency	(425)	(215)	845
Total comprehensive loss for the period	1,805	7,506	(16,110)

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the Three-Month Period Ended March 31, 2022 (Unaudited):

	Share capital and premium	Adjustments arising from translating financial operation	Accumulated deficit	Total
Balance at January 1, 2022
Changes during the period:	48,935	210	(28,791)	20,354
Loss for the period	-	-	(1,380)	(1,380)
Other comprehensive loss	-	(425)	-	(425)
Total comprehensive loss	-	(425)	(1,380)	(1,805)
Share-based compensation	1,254	-	-	1,254
Balance on March 31, 2022	50,189	(215)	(30,171)	19,803